Humphry Slocombe
Oct 2024 YTD P&L

	Total
40100 Ice Cream	22,734
40112 Pints Delivery	219,623
40114 E-Commerce	56,586
40116 Other Pints	732,816
40120 Scoops	3,116,284
40125 Single Serve	5,130
40130 Tubs	20,212
40140 Other Ice Cream	490,953
Total 40100 Ice Cream	**4,664,339**
40300 Beverages	80,243
40400 Packaged Food Merchandise	77,478
40500 Non-Food Merchandise	2,546
40600 Catering	134,548
40700 Royalty/Licensing	120,000
40900 Other Sales	14,043
40999 Delivery Sales (Non-taxable)	57,034
41000 Discounts, Promos & Returns	(170,397)
Billable Expense Income	-
DON'T USE Income	94,868
Total Income	**5,074,702**
Cost of Goods Sold	
50000 Cost of Goods Sold	-
52500 Kitchen/Cleaning Supplies	1,208
Total 50000 Cost of Goods Sold	**1,208**
51000 Direct COGS	810,523
52200 Cost of Labor	-
52210 Wages	305,549
52220 Payroll Taxes	28,791
52250 Sick Pay	6,159
Total 52200 Cost of Labor	**340,500**
53000 Warehousing & Fulfillment	-
52240 Co-Packer fee	139,198
53110 Warehouse Fees & Storage	90,527
53130 Shipping Supplies	17,538
53210 Freight	12,591
53220 Delivery Fees (3rd party)	51,473
53230 Delivery Wages (on HS payroll)	44,772
Total 53000 Warehousing & Fulfillment	**356,099**
Total Cost of Goods Sold	**1,508,329**
Gross Profit	**3,566,374**
Expenses	
61000 Sales & Marketing	-
61400 Advertising & Design	4,265
61550 Charitable Contributions	2,193
61720 Press 12 Commissions	18,521
61730 Event Fees	34,625
Total 61000 Sales & Marketing	**59,604**

62000 Operations	-
62310 Equipment Rental	22,820
62320 Repairs & Maintenance	90,397
62370 Supplies & Materials	150,624
Total 62000 Operations	**263,841**
71000 General & Administrative	-
71100 Payroll Expenses	-
71110 Wages	1,348,676
71120 Bonus	2,554
71130 Benefits	751
71140 Payroll Taxes Paid	121,167
71150 PTO	1,864
71160 Worker's Comp Insurance	15,734
71165 Health Insurance	26,698
71170 Sick Pay	3,828
Total 71100 Payroll Expenses	**1,521,272**
71200 Travel & Entertainment	37,638
71300 Occupancy	-
71310 Rent	798,354
71320 Utilities	151,454
71335 Insurance	-
71765 Auto Insurance	10,384
71766 Liability Insurance	38,530
Total 71335 Insurance	**48,914**
71338 Licenses/Certification/ Permits	13,751
71345 Taxes	762
71771 State Taxes	2,830
71772 Local Taxes	13,600
71773 Property Tax	8,734
Total 71345 Taxes	**25,927**
Total 71300 Occupancy	**1,038,400**
71400 Professional Fees	-
71410 Legal	38,814
71420 Accounting	17,650
71430 Consulting & Professional Fees	10,994
Total 71400 Professional Fees	**67,458**
71500 Technology	-
71330 Telecommunications	17,008
71510 Online/Cloud Services	40,924
Total 71500 Technology	**57,932**
71710 Office Supplies	(448)
71720 Postage & Delivery	3,572
71753 Bank/Payroll/Merchant Fees	146,109
Total 71000 General & Administrative	**2,871,934**
Total Expenses	**3,195,379**
Net Operating Income	**370,995**
Other Income	
83000 Other Income	81
Total Other Income	**81**
Other Expenses	
79997 Prior-Year Expenses	7,086
84000 Interest Expense	99,108
Total Other Expenses	**106,194**
Net Other Income	**(106,113)**
Net Income	**264,882**

Humphry Slocombe

Balance Sheet	10/31/24
ASSETS	
Current Assets	
Bank Accounts	
1000 Bank Accounts	
1001 Main Checking chk*7868	73,492.22
1002 Ferry chk*9070	418.77
1003 Harrison chk*9778	0.00
1004 Oakland chk*9786	0.00
1005 Wholesale & Events chk*9828	0.00
1007 Berkeley chk*0682	0.00
1008 Berkeley wfk*0218	522.65
1010 Capital One MMA	44.79
1011 Berkeley wfk*5262	498.45
1012 Redwood City wfk*5270	510.00
1013 Redwood City chk*5158	0.00
1014 Emeryville chk*5166	0.00
1015 Campbell chk*5715	0.00
1016 San Mateo chk*0708	0.00
1017 Dogpatch chk*7713	0.00
1019 Concord wfk*1206	500.00
1090 Petty Cash	51,150.45
Total 1000 Bank Accounts	**$ 127,137.33**
Total Bank Accounts	**$ 127,137.33**
Accounts Receivable	
1100 Accounts Receivable	15,197.75
Total Accounts Receivable	**$ 15,197.75**
Other Current Assets	
1210bk Square AR - Berkeley	897.16
1210cb Square AR - Campbell	579.50
1210dp Square AR - Dogpatch	695.06
1210ey Square AR - Emeryville	416.46
1210fr Square AR - Ferry	2,630.45
1210hr Square AR - Harrison	248.47
1210ok Square AR - Oakland Hive	498.20
1210rc Square AR - Redwood City	956.33
1210sm Square AR - San Mateo	297.11
1210vr Square AR - Veranda	710.06
1230 DoorDash AR	2,258.08
1231 GrubHub AR	477.76
1256 UberEats AR	0.00
1300 Inventory	0.00
1310 Raw Materials	17,925.00
1330 Finished Products	423,192.00
Total 1300 Inventory	**$ 441,117.00**
1400 Prepaid Expenses	
1430 Prepaid Insurance	
1432 Express Service Insurance	0.00
1436 Prepaid Hartford	0.00
Total 1430 Prepaid Insurance	**$ 0.00**
1460 Security Deposits	103,316.46
Total 1400 Prepaid Expenses	**$ 103,316.46**
Total Other Current Assets	**$ 555,098.10**
Total Current Assets	**$ 697,433.18**
Fixed Assets	
1500 Fixed Assets	
1511 Computer And Software > $2.5K - cost	6,461.35
1520 Leasehold Improvements	1,342,657.60
1530 Production Equipment > $2.5K - cost	230,957.37
1535 Production Equipment > $2.5K - depreciation	11,478.00
1540 Furniture and Fixtures > $2.5K - Cost	139,729.32
1550 Automobile - cost	158,714.02
1560 Total Depreciation	-761,962.00
Total 1500 Fixed Assets	**$ 1,128,035.66**
Total Fixed Assets	**$ 1,128,035.66**
Other Assets	
1600 Intangible Assets	
1610 Startup Costs	22,581.86
1615 Accum Amort - Startup Cost	-8,931.86
Total 1600 Intangible Assets	**$ 13,650.00**
1700 Due From Humphry Slocombe	245,673.66
Total Other Assets	**$ 259,323.66**

TOTAL ASSETS	**$**	**2,084,792.50**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
2000 Accounts Payable		312,047.44
Total Accounts Payable	**$**	**312,047.44**
Credit Cards		
2100 Company Credit Cards		
2101 Wells Fargo CC *8859		17,852.10
Total 2100 Company Credit Cards	**$**	**17,852.10**
2120 Chase Ink Master		
2121 Chase Ink CC *0242		-61,900.36
2122 Chase Inc CC *4931		44,266.82
2123 Chase Ink CC *9359		106,141.55
Total 2120 Chase Ink Master	**$**	**88,508.01**
Total Credit Cards	**$**	**106,360.11**
Other Current Liabilities		
2211 Accrued Wages		-46.64
2251 CalSavers Payable		-84.23
2300 Sales Tax Payable		9,956.79
2300ab Berkeley Tax (Alameda) 10.25		141.55
2300ae Emeryville Tax (Alameda) 10.50%		56.85
2300ao Oakland Tax (Alameda) 10.25%		609.06
2300cbl Campbell Tax (Santa Clara) 9.375		109.33
2300ccc Concord Tax (Contra Costa) - 9.75		40.13
2300lala Los Angeles Tax (Los Angeles) 9.5%		0.35
2300scc Cupertino Tax (Santa Clara) - 9.125%		-0.02
2300sfsfhs San Francisco HS Tax (San Francisco) 8.625%		1,494.66
2300sfsfi SF Invoice Tax (San Francisco) 8.625%		204.94
2300smr Redwood City Tax (San Mateo) 9.875%		48.02
2300smsm San Mateo Tax (San Mateo) 9.625%		34.43
2300ss Sacramento Tax (Sacramento) 8.75%		-0.14
2390 Sales Tax - Payments		11,072.00
Total 2300 Sales Tax Payable	**$**	**23,767.95**
2390.payA Sales Tax Payment Plan A		0.00
2390.payB Sales Tax Payment Plan B		0.00
2400 Payroll Liabilities		
2440 Tips Payable		1,345.89
Total 2400 Payroll Liabilities	**$**	**1,345.89**
2499 Commuter/Transit Payable		165.00
2600 Gift Cards		56,596.15
2999 Misc Clearing		-2,603.06
Total Other Current Liabilities	**$**	**79,141.06**
Total Current Liabilities	**$**	**497,548.61**
Long-Term Liabilities		
2720 Square Loans		
2720b SQ Loan Berkeley		3,109.96
2720c SQ Loan Campbell		12,523.86
2720e SQ Loan Emeryville		55,055.47
2720f SQ Loan Ferry		137,174.77
2720o SQ Loan Oakland		18,334.00
2720r SQ Loan Redwood		0.00
2720v SQ Loan Veranda		92,015.88
Total 2720 Square Loans	**$**	**318,213.94**
2750 Other Loans		
2753 Salt Partners Loan		157,319.66
2754 Jina Osumi Loan		193,475.64
2758 B-Side Loan #2		68,768.32
2759 B-Side Loan #1		68,768.32
2761 EIDL Loan		191,030.00
2763 SMBX Loan		85,713.10
Total 2750 Other Loans	**$**	**765,075.04**
Total Long-Term Liabilities	**$**	**1,083,288.98**
Total Liabilities	**$**	**1,580,837.59**
Equity		
31000 Members Equity		3,122,320.11
34000 Retained Earnings		-2,883,246.72
Net Income		264,881.52
Total Equity	**$**	**503,954.91**
TOTAL LIABILITIES AND EQUITY	**$**	**2,084,792.50**

Humphry Slocombe Cash Flow Jan-Oct 2024

	Total
OPERATING ACTIVITIES	
Net Income	264,882
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1100 Accounts Receivable	(2,779)
1210ak Square AR - Abbot Kinney LA	-
1210bk Square AR - Berkeley	313
1210cb Square AR - Campbell	1,852
1210dp Square AR - Dogpatch	993
1210ey Square AR - Emeryville	1,857
1210fr Square AR - Ferry	6,103
1210hr Square AR - Harrison	1,097
1210ok Square AR - Oakland Hive	1,112
1210rc Square AR - Redwood City	1,153
1210sm Square AR - San Mateo	509
1210vr Square AR - Veranda	(710)
1210we Square AR - Wholesale & Events	-
1230 DoorDash AR	(2,258)
1231 GrubHub AR	(152)
1256 UberEats AR	1,121
1310 Inventory:Raw Materials	(11,095)
1330 Inventory:Finished Products	(101,613)
1432 Prepaid Expenses:Prepaid Insurance:Express Service Insurance	303
1436 Prepaid Expenses:Prepaid Insurance:Prepaid Hartford	(4,292)
1460 Prepaid Expenses:Security Deposits	(34,507)
2000 Accounts Payable	148,915
2101 Company Credit Cards:Wells Fargo CC *8859	11,275
2121 Chase Ink Master:Chase Ink CC *0242	(11,325)
2211 Accrued Wages	(47)
2251 CalSavers Payable	597
2300 Sales Tax Payable	2,926
2300ab Sales Tax Payable:Berkeley Tax (Alameda) 10.25	142
2300ae Sales Tax Payable:Emeryville Tax (Alameda) 10.50%	56
2300ao Sales Tax Payable:Oakland Tax (Alameda) 10.25%	609
2300cbl Sales Tax Payable:Campbell Tax (Santa Clara) 9.375	109
2300ccc Sales Tax Payable:Concord Tax (Contra Costa) - 9.75	40
2300sclg Sales Tax Payable:Los Gatos Tax (Santa Clara) 9.25%	-
2300scsj Sales Tax Payable:San Jose Tax (Santa Clara) 9.375%	-
2300sfsfhs Sales Tax Payable:San Francisco HS Tax (San Francisco) 8.625%	(309)
2300sfsfi Sales Tax Payable:SF Invoice Tax (San Francisco) 8.625%	382
2300smr Sales Tax Payable:Redwood City Tax (San Mateo) 9.875%	47
2300smsm Sales Tax Payable:San Mateo Tax (San Mateo) 9.625%	35
2300ss Sales Tax Payable:Sacramento Tax (Sacramento) 8.75%	(0)
2390 Sales Tax Payable:Sales Tax - Payments	11,072
2390.payA Sales Tax Payment Plan A	(5,848)
2390.payB Sales Tax Payment Plan B	(6,722)

2440 Payroll Liabilities:Tips Payable	1,346
2499 Commuter/Transit Payable	(64)
2600 Gift Cards	(3,328)
2999 Misc Clearing	(2,603)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**6,310**
Net cash provided by operating activities	**271,192**
INVESTING ACTIVITIES	
1520 Fixed Assets:Leasehold Improvements	523
1540 Fixed Assets:Furniture and Fixtures > $2.5K - Cost	(22,224)
Net cash provided by investing activities	**(21,702)**
FINANCING ACTIVITIES	
2720b Square Loans:SQ Loan Berkeley	(73,389)
2720c Square Loans:SQ Loan Campbell	(90,794)
2720d Square Loans:SQ Loan Dogpatch	-
2720e Square Loans:SQ Loan Emeryville	794
2720f Square Loans:SQ Loan Ferry	(14,582)
2720h Square Loans:SQ Loan Harrison	-
2720o Square Loans:SQ Loan Oakland	(91,670)
2720r Square Loans:SQ Loan Redwood	(74,845)
2720s Square Loans:SQ Loan San Mateo	-
2720v Square Loans:SQ Loan Veranda	92,016
2753 Other Loans:Salt Partners Loan	40,000
2754 Other Loans:Jina Osumi Loan	28,500
2758 Other Loans:B-Side Loan #2	5,243
2759 Other Loans:B-Side Loan #1	5,243
2761 Other Loans:EIDL Loan	(8,970)
2763 Other Loans:SMBX Loan	(43,371)
Net cash provided by financing activities	**(225,824)**
Net cash increase for period	**23,666**
Cash at beginning of period	113,471
Cash at end of period	**137,137**